

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2013

Via E-mail
Francisco Douglas Magana
Vanell, Corp.
Res. San Antonio Bk 10, Pje 7 N5
San Antonio Del Monte, Sonsonate,
El Salvador SV-106090030

> **Re: Vanell, Corp.
> Amendment No. 8 to Registration Statement on Form S-1
> Filed June 11, 2013
> File No. 333-186282**

Dear Mr. Magana:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of Prospectus, page 3

1.   We note your response to comment 1 of our comment letter dated June 10, 2013 and the related revisions to the cover page of your prospectus. Please also revise the cover page of your prospectus to remove the detailed discussion of your agreement with Spartan Securities, Ltd along with the disclosure regarding the Transfer Agent, Island Capital Management, LLC. Please discuss the agreement with Spartan Securities in detail in the body of the prospectus. When discussing this agreement, please also discuss the agreement with the Transfer Agent, and identify the relationship between Island Capital Management, LLC and Spartan Securities.

Agreements, page 24

2.   We note your revised disclosure on page 24 that $8,000 has been paid to Island Capital Management, LLC. However, according to your discussion of the agreement on page 24, we note that there are additional fees that will be paid to Island Capital Management, LLC during the term of the agreement. For example only, we note that there is a "one-time Premier Service Plan fee" and a "monthly fee." Please revise your disclosure to identify all compensation that you will pay and have already paid to Island Capital Management, LLC for its services.

Plan of Operation, page 27

3.   We note your response to comment 2 of our comment letter dated June 10, 2013 and the related revisions to your prospectus. We note that your disclosure on page 29 and elsewhere in your registration statement still indicates that the $37,750 reflects the expenses that you expect to incur in the next twelve-month period. Please revise your disclosure to indicate the date from which the twelve-month period is being measured.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at (202) 551-3395 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Thomas E. Stepp, Esq. (Via E-mail)